Lifeward Ltd.
2 Cabot Road
Hudson, MA 01749

May 8, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549-7553

Re:                             Lifeward Ltd.
Registration Statement on Form S-3 (File No. 333-295352)
Filed on April 27, 2026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lifeward Ltd. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-295352) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on May 12, 2026, or as soon thereafter as is practicable.

Please contact Jennifer L. Porter, Esq. of Goodwin Procter LLP, counsel to the Company, at (445) 207-7806 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

LIFEWARD LTD.

By:	/s/ William Mark Grant
	Name:	William Mark Grant
	Title:	President and Chief Executive Officer